ATTACHMENT FOR CURRENT FILING OF N-SAR
SUB-ITEM 77I

At a regular meeting held December 6-8, 2016, the Board of Trustees of John Hancock Investment Trust (the “Trust”) approved the addition of Class NAV shares for John Hancock Fundamental Large Cap Core Fund, a series of the Trust. The definitive registration statement was filed with the Securities and Exchange Commission on February 6, 2017, accession number: 0001133228-17-000497.